Exhibit 99.1

July 2017 NASDAQ: AKTX Copyright Akari Therapeutics, Plc 2017

1 Cautionary Note Regarding Forward - Looking Statements Certain statements in this presentation constitute "forward - looking statements" within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions . We intend these forward - looking statements to be covered by the safe harbor provisions for forward - looking statements contained in Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions . These forward - looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made . Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond our control . Risks and uncertainties for our company include, but are not limited to : needs for additional capital to fund our operations ; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures ; risks inherent in drug development in general ; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom ; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market ; inability to develop new product candidates and support existing products ; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market ; risks resulting from unforeseen side effects ; risk that the market for Coversin or other product candidates may not be as large as expected ; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation ; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities ; unexpected cost increases and pricing pressures ; and uncertainty of our ability to raise capital and our inability to meet working capital needs . Many of these factors that will determine actual results are beyond our ability to control or predict . For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward - looking statements, see the “Risk Factors” section of our most recently filed 20 F . Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change . Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward - looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise . While we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law .

2 Developing the next generation of rare & orphan anti - inflammatory therapies Akari Mission Statement Ticks have undergone 300 million years of natural selection to produce inhibitors that bind to key inflammatory mediators and are well tolerated in humans . Our unique molecules are derived from these inhibitors

3 Exploiting Evolutionary Benefits of Tick - Derived Proteins Tick salivary proteins work by inhibiting host immune responses, enabling tick to repeatedly feed without damage from host inflammatory response EFFICIENT TARGETED Target early inflammatory mediators Specific binding avoids off - target effects

# Akari Highlights

Developing tick-derived proteins to inhibit early inflammation

**Three** separate development programs,
each focused on distinct inflammatory pathways

**1) Complement program**

- **PNH*** - projected Phase III start – 4Q 2017
- **aHUS*** - projected Phase II start – 4Q 2017
- Once-weekly dosing molecule in development

**2) Dual C5 & leukotriene B4 (LTB4) program**

- **AKC* & BP*** - projected Phase II starts – 1Q 2018

**3) Scientific development program**

- Other tick-derived and engineered molecules

* *PNH: Paroxysmal nocturnal hemoglobinuria; aHUS: Atypical hemolytic-uremic syndrome; AKC: Atopic keratoconjunctivitis; BP: Bullous Pemphigoid*

4

5 Strategic Positioning Active PNH & upcoming aHUS trials Growing list of other targets Potential for 20 - 30% market share Potential to achieve dominant market share as sole provider Complement inhibition Expected to be ~$5 billion peak market Sub Q delivery differentiated against current IV standard of care Leukotriene + Complement inhibition Developing orphan market Differentiated Mechanism of Action Active AKC, BP, Systemic programs and other targets with high degree of unmet need

# Akari Portfolio Builds On Complement Experience


Discovery
Preclinical
Phase I
Phase II
Phase III
Complement System (C5)
Coversin™
Coversin LA™
Tissue Targeted (NMJ)
LTB4
Coversin - LTB4 + C5
LTB4 (L-Coversin™)
LTB4 LA
Bioamine System
Histamine binding
Serotonin binding

6

7 COMPLEMENT PROGRAM

8 Akari - Complement Pathway Positioning • Two ongoing Phase II PNH programs – CONSENT and COBALT; and a long - term safety study - CONSERVE • Resistant PNH trial (CONSENT) – 1 patient ‒ Currently recruiting ‒ Patient has been on Coversin since February 2016 • Naïve PNH trial (COBALT) - 5 patients ‒ All 4 continuing patients have now entered long term safety study (CONSERVE) ‒ One patient withdrawn at Day 43 due to suspected comorbidity unrelated to treatment ‒ Currently recruiting 2 - 3 additional patients (protocol being amended to investigate higher dosing) • aHUS Phase II trial – up to 10 patients

9 0 200 400 600 800 1,000 1,200 1,400 Positive Response For 15 Months* In Eculizumab - Resistant PNH Patient Treated With Coversin CH50 <8.0 U Eq /mL (below level of detection) No hemolytic episodes; no dose changes; symptom free; twice daily self injection Patient treated pursuant to an approved clinical protocol in the Netherlands 2016 EH, Saskia Langemeijier, University of Radboud, Nijmegen * Note: all available LDH data shown; patient has now been on treatment with Coversin for 17 months LDH (IU/ml) Weeks 8 16 24 32 0 40 48 56 64 1.5 ULN LDH

10 Phase 2 PNH Trials Update All five continuing patients (in CONSENT and COBALT) on ongoing treatment have experienced: • Daily (COBALT) or twice daily (CONSENT) subQ self - administration • No neutralizing antibodies • No SAEs related to Coversin • AEs (including mild/moderate injection site reactions) • CH50 below level of quantification • LDH reduction • No transfusions (3 of 5 continuing patients required transfusion in the 12 months prior to receiving Coversin) • Stable hemoglobin

11 LDH plotted as a multiple of ULN 4 patients who remained in COBALT 0 1 2 3 4 5 6 7 8 0 14 28 42 56 70 84 L D H x U L N Day since first dose Mean Patient A Patient B Patient C Patient D 0 20 40 60 80 100 120 140 0 14 28 42 56 70 84 A S T ( U / L ) Day since first dose Mean Patient A Patient B Patient C Patient D Aspartate aminotransferase (AST) 4 patients who remained in COBALT Declines in Blood Markers of Hemolysis – All Four Continuing COBALT Phase II Patients A fifth patient (Patient E), withdrawn Day 43 due to suspected comorbidity, had baseline LDH of 4.8X ULN & LDH of 2.7X ULN & 2.8X ULN at Day 28 & 42, respectively; baseline AST was 68 U/L and fell to 33 and 43 U/L at Day 28 and 42, respectively Mean LDH 1.8 X ULN (Day 28 - 90) AST 83 + 19.2 U/L at baseline; 28.5 + 3.3 U/L Day 90 Coversin NOTE: Day 0 data for patients A and D was recorded within six weeks prior to trial entry

P acked Red Blood Cells (PRBC) Transfused Prior to and During 90 Day COBALT Trial Months prior to start of Trial 12 Patients A and E had no transfusions in the 12 months preceding the COBALT trial or while in the trial. Patient E was withdrawn from the trial at Day 43 0 2 4 6 8 10 12 12-9 9-6 6-3 3-0 0-3 Trial Patient B Patient D Patient C Patient A Patient E

Treatment Duration, Safety, and Tolerability Of Patients Treated with Coversin 13 17 months Eculizumab - resistant PNH patient (CONSENT) Continuing Phase 2 PNH patients (COBALT)* Patient who did not complete Phase 2 study (COBALT) • Drug well tolerated by patients • No SAEs related to Coversin • CONSENT patient and the 4 continuing COBALT patients are self - dosing and have had no transfusions during or post trial (to date) • Patients develop low titer antibodies between 2 - 13 weeks after starting Coversin • Antibodies non - neutralizing in lytic assay 17 Months 7 Months 6 Months 5 Months 4 Months 43 Days *Now in longer - term safety study (CONSERVE)

14 Planned PNH Phase III Trials CAPSTONE and ASSET • Two PNH Phase III clinical trials: ‒ Naïve patients (CAPSTONE) ‒ Switch (ASSET) • CAPSTONE: Naïve patients randomized to Coversin plus standard of care vs. standard of care • ASSET: Eculizumab - treated patients randomized to remain on eculizumab or switch to Coversin • In discussion with regulators regarding trial designs • CAPSTONE currently projected to commence 4Q 2017

15 Coversin Targeting Atypical Hemolytic Uremic Syndrome (aHUS) • Chronic and life - threatening genetic disease characterized by microangio - pathic hemolytic anemia, thrombocytopenia, and kidney injury • Efficacy of C5 inhibition in aHUS demonstrated by the approval of eculizumab for this indication • aHUS physicians have expressed support for once - daily Coversin – More therapeutic flexibility for episodic patients – Patient convenience • Phase II trial – up to 10 naïve patients at six sites across Europe, projected to begin in 4Q 2017

16 DUAL C5 AND LEUKOTRIENE B4 (LTB4) PROGRAM

17 Dual Leukotriene and Complement Inhibition by Coversin Has Potential In Wide Range of Diseases with Unmet Need Complement Only Leukotrine & Complement Asthma Rheumatoid Arthritis PAH Trauma Sjögren’s Bronchiolitis obliterans COPD AATD Bullous Pemphigoid Goodpasture’s AKC Dry Eye PNH aHUS Mucous Membrane Pemphigoid MG NMO

# Two Phase II Leukotriene/Complement Trials Projected to Start in 1Q 2018

- Phase II programs
  - AKC (atopic keratoconjunctivitis) - eye (topical drops)
  - BP (bullous pemphigoid) – skin (sub Q)
- Several severe lung conditions are impacted by complement and leukotriene pathways with zileuton and montelukast both prescribed
- Dual activity creates potential for unique treatment option

**Dual action (Coversin) more effective than C5-only (saturated Coversin) or Zileuton alone in mouse model**


Neutrophils ($10^5 mL^{-1}$)
25
20
15
10
5
0
**
#
**
**
**
Naive
vehicle
Coversin
Saturated Coversin
Zileuton

**Neutrophil recruitment to mouse lung induced by LPS in presence of Coversin or Zileuton**

*Data from Pneumolabs 2017*

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# Coversin & L-Coversin
# Potentially Superior Strategy to Target LTB4

**Previous strategies to target LTB4 suffered from a lack of selectivity; benefits of reducing LTB4 were offset by off-target effects**



*Roversi, P. et al., J Biol. Chem. 2013*

Coversin and L-Coversin capture LTB4 within an internal binding site

- Directly and specifically "mop up" LTB4 without perturbing other pathways
- Unique LTB4 targeting selectivity
  - Expected not to reduce anti-inflammatory lipoxins
  - Does not inhibit PGP (an anti-inflammatory agent) degradation

19

LTB4 Intervention Strategies Arachidonic acid LTA 4 Lipoxins LTB 4 LTC 4 LTD 4 LTE 4 5 - LO FLAP LTA 4 H LTC 4 S Lipoxygenases Pro - inflammatory Anti - inflammatory Spasmogenic Zileuton GSK2190915 DG - 031 MK - 0633 TA - 270 5 - LO / FLAP inhibitors Reduces anti - inflammatory lipoxins BLT1/BLT2 antagonists Realization that anti - inflammatory mediators also signal through BLT1/BLT2 LTA 4 H inhibitors Secondary anti - inflammatory role for LTA 4 H in degrading pro - inflammatory/ remodelling mediator PGP BLT 1 BLT 2 LY - 293111 ONO - 4057 BIIL284 CP105696 20 Limitations of Other LTB4 Inhibitors

21 DUAL ACTION EYE (AKC) AND SKIN (BP) PROGRAM

Collaboration with Moorfields Hospital (Institute of Ophthalmology) EIC pre - clinical model of severe eye surface inflammation Demonstrated Benefit in Mouse Model Late - Phase Ocular Inflammation • C57/Bl6 mice sensitized to OVA for 14 days • OVA eye surface challenge for 6 days post sensitization (days 0 – 6) • Coversin applied once daily on days 3 – 6 after inflammatory response well established • Maximum effect seen after 3 days of Coversin treatment (late phase of inflammation) • Coversin - 64% reduction in inflammatory score compared to placebo in mouse model • Timing indicative of T cell response • Historical comparison*: ‒ Cyclosporin A (0.1%) - 43% reduction ‒ Betamethasone (0.1%) - no significant reduction 0 1 2 3 4 5 6 7 8 Day 3 Day 4 Day 5 Day 6 Inflammation score Effect of Coversin on OVA induced inflammation (n=16 per group) Placebo Coversin p<0.0001 p<0.01 * Shii D, Nakagawa S, Yoshimi M et al. 2010; Biol Pharm Bull 33(8):1314 – 1318 22

Atopic Keratoconjunctivitis (AKC) • Severe eye surface inflammation causing infiltration of immune cells such as neutrophils and T cells. A cause of blindness worldwide • Topical drugs, such as steroids or cyclosporin , often not effective or cannot be given chronically • In AKC disease, despite best current treatment many patients progress to severe corneal involvement • Both complement and LTB4 known to be involved • Progresses to affect the cornea and may lead to loss of vision. Both eyes affected 23 • Therapeutic success in this indication could open up other cicatrising eye surface conditions • Phase I/II randomized, double masked, placebo - controlled trial at Moorfields Eye Hospital and Royal Liverpool Hospital projected to start 1Q 2018

# Coversin Demonstrated Benefit in Bullous Pemphigoid Model


Coversin 2500 µg/kg
Coversin 250 µg/kg
Coversin 25 µg/kg
Methylprednisolone 20mg/kg
Vehicle
ABSA (%)
0
2
4
6
8
0
2
4
6
8
10
Time (day)

P=0.0023 between vehicle and 250 µg/kg

- ~60% reduction in affected area on Coversin (Sub Q) compared to vehicle or steroid in mouse model
- Clear dose response



**Vehicle** **250µg/kg Coversin**

*Preclinical passive mouse model from Dr. Sadik in Lubeck, Germany*
*Leading Bullous Pemphigoid center*

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25 Bullous Pemphigoid (BP) Significant Unmet Need • Immune complex deposition initiates complement cascade and inflammatory process • LTB4 recruits neutrophils to dermis - epidermis junction and amplifies inflammation • Phase II open label trial against standard of care projected to start in 1Q 2018 in three centers in Europe

26 SCIENTIFIC DEVELOPMENT PROGRAM

# Akari Discovery Platform

Coversin engineered molecules targeted to complement pathway

- Extended half life (LA)


C
PAS
N
OmCI

- Tissue targeting (NMJ*) (Myasthenia Gravis)

Other Akari tick-derived molecules

- Eicosanoid pathway (LTB4 only) L-Coversin (lung)
- Bioamine pathway



  – Ligand capture preventing action on multiple GPCRs
  – Similar biophysical properties to Coversin

** Neuromuscular junction (NMJ) is the site of communication between motor nerve axons and muscle fibers*

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28 Coversin LA: Once Weekly Formulation 0 20 40 60 80 100 120 0.01 0.1 1 % Total Lysis Coversin Eculizumab PAS Coversin Coversin &Eculizumab Drug concentration (µM) Inhibition of complement alternative pathway rabbit red blood cell lysis PAS Coversin Coversin 5% Human PK simulation of free C5 following single dose injection potential for weekly dosing • Terminal half life in humans estimated at four days based on pharmacokinetic (PK) data in mice and rats • Clean initial toxicology profile comparable to unmodified Coversin • Phase I clinical study planned for 2018 Sources: BAST Inc. Limited, UCL Laboratories

29 Financial Summary March 31, 2017 • ADS* outstanding 11,776,934 • ADS Fully Diluted 12,583,641 • Cash and Cash Equivalents** $35.1m (no debt) * Each ADS represents 100 ordinary shares ** Includes short - term investments

30 Akari Clinical Program Highlights Complement program • PNH - projected Phase III start – 4Q 2017 - additional Phase II patients – 4Q 2017 • aHUS - projected Phase II start – 4Q 2017 • Coversin LA - projected Phase I start – 4Q 2018 Dual C5 & leukotriene B4 (LTB4) program • AKC & BP - projected Phase II starts – 1Q 2018

• Three of the four continuing patients were updosed – Patient A and B were updosed from 30 mg to 45 mg once daily at Days 40 and 54, respectively – Patient C was updosed to 22.5 mg twice daily at Day 24 and moved to 45 mg once daily at Day 67 – Patient B, the last in to date, did not see a decline in LDH with updosing , although his hemoglobin level rose after Day 67 • Primary end point of LDH <1.8X ULN at Day 28 was achieved by two of the five patients • LDH as a multiple of ULN ( xULN ) for the 5 patients (A, B, C, D and E) at Day 28 was respectively 1.4, 2.2, 2.5, 1.4 and 2.7 • Patient E was withdrawn at Day 43 • For the four continuing patients, xULN at Day 60 was 1.5, 2.1, 1.8 and 1.5; and at Day 90, 1.6, 2.4, 2.0 and 1.9 COBALT Phase II Dosing and Response Summary 31

July 2017 NASDAQ: AKTX